China Cord Blood Corporation Reports
Second Quarter and First Half Fiscal 2011 Financial Results

29.4% Increase in 2Q11 Revenue
24.6% Increase in 2Q11 Net Income Attributable to Shareholders
Conference Call to be Held at 8 am ET November 24, 2010

HONG KONG, China, November 24, 2010 -- China Cord Blood Corporation (NYSE: CO) (“CCBC” or “the Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced unaudited financial results for the second quarter and first half of fiscal 2011 ended September 30, 2010.

Second Quarter of Fiscal 2011 Highlights

•	Net revenue increased 29.4% to RMB82.7 million ($12.4 million).
•	New subscriber sign-ups grew 22.5% to 13,932.
•	Gross profit increased 37.3% to RMB63.5 million ($9.5 million).
•	Gross margin expanded more than 4 percentage points to 76.8%.
•	Operating income increased 20.9% to RMB29.2 million ($4.4 million).
•	Net income attributable to shareholders increased 24.6% to RMB22.0 million ($3.3 million).

First Half of Fiscal 2011 Highlights

•	Net revenue increased 26.7% to RMB154.4 million ($23.1 million).
•	New subscriber sign-ups grew 20.0% to 26,112.
•	Gross profit increased 34.2% to RMB118.0 million ($17.6 million).
•	Gross margin expanded more than 4 percentage points to 76.4%.
•	Operating income increased 11.3% to RMB52.5 million ($7.9 million).
•	Net income attributable to shareholders reached RMB39.6 million ($5.9 million).

Ms. Ting Zheng, Chairperson and Chief Executive Officer of China Cord Blood Corporation, commented, “We are very pleased with our solid performance in the second quarter of fiscal 2011, which reflects our ongoing achievements to continuously penetrate our Beijing and Guangdong market.  It was also the first time our quarterly new subscriber numbers exceeded the 13,000 mark and set new records in terms of revenue and profit.  Alongside our encouraging sales performance, margins also improved on the back of economies of scale and the recurring storage fee revenue of our business.  We are even more excited by the fact that the general public in Beijing and Guangdong is becoming increasingly receptive towards umbilical cord blood stem cells banking services.  In view of China’s one-child policy, one-license per region regime and over 1.2 million babies born in Beijing and Guangdong each year, we are confident in setting new records for the future quarters to come. ”

Summary – The Quarter and First Half ended September 30, 2009 and 2010

	Three Months Ended			Six Months Ended
	September 30,			September 30,
	2009	2010		2009	2010
	RMB(‘000)	RMB(‘000)	USD(‘000)	RMB(‘000)	RMB(‘000)	USD(‘000)
Revenue	63,897	82,682	12,358	121,826	154,378	23,074
Gross Profit	46,265	63,528	9,495	87,938	117,972	17,633
Operating Income	24,144	29,194	4,364	47,199	52,549	7,856
Net Income Attributable to
Shareholders	17,639	21,982	3,286	13,047	39,569	5,915
EPS Attributable to Ordinary Shares
– Basic (RMB/USD)	0.29	0.33	0.05	0.12	0.59	0.09

Revenue Breakdown (%)
Processing Fee	82.6%	79.4%		83.3%	79.3%
Storage Fee	17.4%	20.6%		16.7%	20.7%

New Subscribers (persons)	11,371	13,932		21,752	26,112
Accumulated Total Number of Subscribers
(persons)	105,812	155,424		105,812	155,424

Second Quarter Fiscal 2011 Financial Results

REVENUE. Second quarter revenue increased 29.4% to RMB82.7 million ($12.4 million), up from RMB63.9 million in the same period last year.  Revenue from processing fee increased by 24.4% to RMB65.6 million ($9.8 million) as the number of new subscribers signed up during the second quarter increased by 22.5% to 13,932.  Revenue from storage fees increased 53.2% year-over-year to RMB17.1 million ($2.6 million) and the accumulated subscriber base as of September 30, 2010 reached 155,424, up 46.9% year-over-year. Revenue from storage fee accounted for 20.6% of the total second quarter revenue, compared to 17.4% in the same period last year.

GROSS PROFIT. Second quarter gross profit increased to RMB63.5 million ($9.5 million), up 37.3% from RMB46.3 million in the same period last year. Aside from the strong revenue growth, we also benefited economies of scale and an increase in revenue from storage fees, which resulted more than four percentage points margin expansion to 76.8%.

OPERATING INCOME. Operating income reached RMB29.2 million ($4.4 million), up 20.9% from RMB24.1 million. The increase in operating income was largely attributable to robust revenue growth and favorable margin expansion. Operating income as a percentage of revenue stood at 35.3%, representing a steady sequential improvement.

Research and Development expense. Second quarter research and development expense amounted to RMB1.8 million ($0.3 million) due to the Company's effort aimed to improve cost structure and operational efficiency.

Sales and Marketing expense. Consistent with the ongoing effort to broaden market coverage and deepen market penetration, second quarter sales and marketing expense increased 23.4% to RMB11.7 million ($1.7 million). It also reflected the Company’s commitment to support rising demand and sales activities. With management’s effective cost control effort and robust revenue growth, sales and marketing expense as a percentage of revenue remained stable at 14.1%.

General Administrative expense. Second quarter general administration expenses amounted to RMB20.9 million ($3.1 million). General administrative expense as a percentage of revenue retreated to 25.2%. Management effort to monitor and control overall administrative expense has yielded preliminary success and overall administrative expense remains stable on a quarter on quarter basis.

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS. Second quarter net income attributable to shareholders reached RMB22.0 million ($3.3 million).  Net margin for the second quarter of fiscal 2011 was 26.6% which also represented a steady improvement sequentially. Basic earnings per share for second quarter of fiscal 2011 were RMB0.33 ($0.05).

NET CASH. As of September 30, 2010, the Company had cash and cash equivalents of RMB338.6 million ($50.6 million), compared to RMB280.8 million as of March 31, 2010. As of September 30, 2010, total borrowing was RMB45 million ($6.7 million).

Ms. Zheng concluded, “Our solid track record is a strong testimony with respect to our ability to commercialize, penetrate, and grow our business.  As we continue to penetrate the Beijing and Guangdong market, we also invested in Shandong cord blood bank and have executed geographical expansion initiative by securing our position for the Zhejiang province.  Being the only operator with multiple licenses reflected our competitive advantage to seize merger and acquisition opportunities and our management team’s ability to commercialize the cord blood banking services in new regions.  As strong growth is expected from existing Beijing municipality and Guangdong province, and in the future Zhejiang province, we will also monitor other emerging opportunities both inside and outside of China. ”

First Half Fiscal 2011 Financial Results

For first half of fiscal 2011, total revenue increased 26.7% to RMB154.4 million ($23.1 million), from RMB121.8 million last year. The increase was largely attributable to the 20.0% increase in new subscriber numbers to 26,112 new subscribers and the expansion in the accumulated subscriber base to 155,424 subscribers. During the first half of the year, processing fees and storage fees grew 20.5 % and 57.6%, respectively. Gross profit in the first half of fiscal 2011 increased 34.2% to RMB118.0 million ($17.6 million) from RMB 87.9 million in the prior year period.  In the first half of fiscal 2011, operating income increased to RMB52.5 million ($7.9 million). First half fiscal 2011 net income attributable to shareholders was RMB39.6 million ($5.9 million). Basic earnings per share attributable to ordinary shares were RMB0.59 ($0.09).

Financial Outlook

The Company reaffirms to its previously issued guidance and expects the number of new subscribers for the fiscal year 2011 to exceed 58,000, which would translate into at least a 30% increase in net revenue.  The management team also expects to have an accumulated total number of at least 187,000 subscribers at the end of fiscal 2011.

Conference Call

The Company will hold a teleconference at 8:00 a.m. ET on Wednesday, November 24, 2010 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session.  Interested parties may access the audio webcast through the following link: http://investor.chinacordbloodcorp.com/playerlink.zhtml?c=206671&s=wm&e=3489976.  A replay of the webcast will be accessible two hours after the presentation and available for three weeks at the same URL link above.  Listeners may also access the call by dialing 1-718-354-1231 or 1-866-519-4004 for US callers or +852-2475-0994 for Hong Kong callers, access code: 22793903.

About China Cord Blood Corporation
China Cord Blood Corporation is the first and largest cord blood banking operator in China in terms of geographical coverage and is the only cord blood bank operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood bank operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement
This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, performance and results of operations, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in statements filed from time to time with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ended September 30, 2010 were made at the noon buying rate of RMB6.6905 to $1.00 on September 30, 2010 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation
Ms. Joeling Law
Tel: (+852) 3605-8180
Email: ir@chinacordbloodcorp.com

ICR, LLC
In New York: Ashley M. Ammon or Christine Duan: 1-646-277-1227
In Beijing: Wen Lei Zheng: +86-10-6583-7510

Exhibit 1

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31 and September 30, 2010

	March 31,	September 30,
	2010	2010
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	280,835	338,641	50,615
Accounts receivable, less allowance for doubtful accounts
(March 31, 2010: RMB8,016; September 30, 2010: RMB10,073)	61,349	56,609	8,461
Inventories	5,070	6,491	970
Prepaid expenses and other receivables	13,137	10,848	1,621
Deferred tax assets	3,443	4,441	664
Total current assets	363,834	417,030	62,331
Property, plant and equipment, net	250,491	246,756	36,882
Non-current prepayments	151,138	7,260	1,085
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2010: RMB9,181; September 30, 2010: RMB15,976)	176,874	211,360	31,591
Inventories	29,637	31,527	4,712
Intangible asset, net	26,297	25,812	3,858
Available-for-sale equity securities	48,475	51,462	7,692
Other investment	-	137,729	20,586
Deferred tax assets	288	506	76
Total assets	1,047,034	1,129,442	168,813

LIABILITIES
Current liabilities
Bank loan	45,000	45,000	6,726
Accounts payable	5,410	6,657	994
Accrued expenses and other payables	22,475	20,643	3,086
Deferred revenue	36,074	53,370	7,977
Amounts due to related parties	2,977	720	107
Income tax payable	4,098	6,920	1,034
Total current liabilities	116,034	133,310	19,924
Deferred revenue	93,155	118,601	17,727
Other non-current liabilities	15,978	20,859	3,118
Deferred tax liabilities	2,259	836	125
Total liabilities	227,426	273,606	40,894

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 66,743,693 shares and 66,997,200 shares issued and outstanding as of March 31 and
September 30, 2010, respectively	46	46	7
Additional paid-in capital	719,329	727,911	108,797
Accumulated other comprehensive income/(loss)	2,221	(12,853)	(1,921)
Retained earnings	87,290	126,859	18,962
Total shareholders’ equity	808,886	841,963	125,845
Noncontrolling interests	10,722	13,873	2,074
Total equity	819,608	855,836	127,919
Total liabilities and equity	1,047,034	1,129,442	168,813

Exhibit 2

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Six Months Ended September 30, 2009 and 2010

	Three months ended September 30,			Six months ended September 30,
	2009	2010		2009	2010
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	63,897	82,682	12,358	121,826	154,378	23,074
Direct costs	(17,632)	(19,154)	(2,863)	(33,888)	(36,406)	(5,441)
Gross profit	46,265	63,528	9,495	87,938	117,972	17,633
Operating expenses
Research and development	-	(1,794)	(268)	-	(3,337)	(499)
Sales and marketing	(9,470)	(11,684)	(1,746)	(16,512)	(21,774)	(3,254)
General and administrative	(12,651)	(20,856)	(3,117)	(24,227)	(40,312)	(6,024)
Total operating expenses	(22,121)	(34,334)	(5,131)	(40,739)	(65,423)	(9,777)
Operating income	24,144	29,194	4,364	47,199	52,549	7,856
Other income/(expense), net
Interest income	1,723	1,587	237	2,755	4,038	604
Interest expense	(657)	(672)	(100)	(1,117)	(1,278)	(191)
Exchange gain	451	827	124	563	590	88
Impairment loss on available-
for-sale equity securities	-	-	-	(21,566)	-	-
Others	83	774	116	377	890	132
Total other income/(expense), net	1,600	2,516	377	(18,988)	4,240	633
Income before income tax	25,744	31,710	4,741	28,211	56,789	8,489
Income tax expense	(6,367)	(8,112)	(1,213)	(12,141)	(14,222)	(2,126)
Net income	19,377	23,598	3,528	16,070	42,567	6,363
Income attributable to noncontrolling
interests	(1,391)	(1,616)	(242)	(2,676)	(2,998)	(448)
Income attributable to redeemable
noncontrolling interests	(347)	-	-	(347)	-	-
Net income attributable to
shareholders	17,639	21,982	3,286	13,047	39,569	5,915

Net income per share:
Attributable to ordinary shares
-Basic	0.29	0.33	0.05	0.12	0.59	0.09
-Diluted	0.27	0.33	0.05	0.11	0.58	0.09

Attributable to redeemable
ordinary shares
-Basic	N/A	N/A	N/A	0.92	N/A	N/A
-Diluted	N/A	N/A	N/A	0.92	N/A	N/A